Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160748

STEADFAST INCOME REIT, INC.
SUPPLEMENT NO. 7 DATED AUGUST 12, 2013
TO THE PROSPECTUS DATED APRIL 15, 2013

This document supplements, and should be read in conjunction with, our prospectus dated April 15, 2013, as supplemented by Supplement No. 6 dated July 15, 2013, relating to our offering of up to $1,650,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 7 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 7 is to disclose:

•	the status of our public offering;

•	our recent property acquisitions;

•	the re-election of our seven directors; and

•	our operating results for the period ended June 30, 2013.

Status of Our Public Offering

We commenced our initial public offering of up to $1,650,000,000 in shares of our common stock on July 19, 2010. As of August 9, 2013, we had received and accepted investors' subscriptions for and issued 40,431,150 shares of our common stock in our public offering, resulting in gross offering proceeds of approximately $408,028,549. As of August 9, 2013, we had raised approximately $413,872,873 in gross offering proceeds in both our private and public offerings.
As of August 9, 2013, approximately 106,539,689 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of the date the SEC declares effective the registration statement relating to our follow-on offering or January 3, 2014.
Our Recent Property Acquisitions

As described in greater detail below, on July 26, 2013, we acquired The Belmont, a multifamily community located in Grand Prairie, Texas. In addition, on August 6, 2013, we acquired Monterone at Steiner Ranch, a multifamily community located in Austin, Texas. With the acquisition of these two properties, we have invested approximately $912 million in 43 properties in ten states representing 10,014 units and 25,675 square feet of commercial space. Our first two properties were acquired in 2010, we added six properties in 2011, 22 properties in 2012, and have purchased 13 additional properties in 2013.
Acquisition of The Belmont
On July 26, 2013, we acquired from a third party seller a fee simple interest in a 260-unit multifamily residential community located in Grand Prairie, Texas, known as The Belmont, or the Belmont property. We acquired the Belmont property through SIR Belmont Apartments, LLC, or SIR Belmont, a wholly-owned subsidiary of our operating partnership. SIR Belmont acquired the Belmont property for an aggregate purchase price of $12,100,000, excluding closing costs. SIR Belmont financed the payment of the purchase price for the Belmont property with a combination of (1) proceeds from our public offering and (2) the assumption of an existing mortgage loan from Fannie Mae in the original principal amount of $8,900,000. As of the closing date, the outstanding principal balance of the Belmont loan was $8,866,626.

An acquisition fee of approximately $245,000 was earned by our advisor in connection with the acquisition of the Belmont property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor. The capitalization rate for the Belmont property was 8.22%.
The Belmont property is a 260-unit residential community constructed in 1983. The Belmont property is comprised of nine three-story residential buildings and one office/clubhouse/maintenance building on approximately a 14.54-acre site. The apartments at the Belmont property consist of a mix of one and two-bedroom units averaging 935 square feet per unit. Average in-place monthly rent at the Belmont property was approximately $700 as of July 23, 2013. Unit amenities at the Belmont property include kitchen pantries, spacious closets, balconies and patios and private outside storage. In addition, select units have washer and dryer connections, fireplaces and upgraded appliances. Property amenities at the Belmont property include a clubhouse, swimming pools, storage, tennis court, barbecues and picnic areas, fitness center and pet friendly facilities. Occupancy at the Belmont property was 98% as of July 23, 2013. We have engaged Steadfast Management Company, Inc., or Steadfast Management, to serve as the property manager for the Belmont property.
Acquisition of Monterone at Steiner Ranch
On August 6, 2013, we acquired from a third party seller a fee simple interest in a 502-unit multifamily residential community located in Austin, Texas, known as Monterone at Steiner Ranch, or the Steiner Ranch property. We acquired the Steiner Ranch property through SIR Steiner Ranch Apartments, LLC, or SIR Steiner Ranch, a wholly-owned subsidiary of our operating partnership. SIR Steiner Ranch acquired the Steiner Ranch property for an aggregate purchase price of $80,000,000, excluding closing costs. SIR Steiner Ranch financed the payment of the purchase price for the Steiner Ranch property with a combination of (1) proceeds from our public offering and (2) a loan in the aggregate principal amount of $55,500,000 from PNC Bank, National Association, a national banking association, pursuant to the requirements of the Federal Home Loan Mortgage Corporation (Freddie Mac) Capital Markets Execution Program.
We have initiated the process to re-name the Steiner Ranch property to Meritage at Steiner Ranch. The Steiner Ranch property will be commonly referred to as Meritage at Steiner Ranch.
An acquisition fee of approximately $1,620,000 was earned by our advisor in connection with the acquisition of the Steiner Ranch property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor. The capitalization rate for the Steiner Ranch property was 5.51%.
The Steiner Ranch property is a 502-unit residential community constructed in 2001. The Steiner Ranch property is comprised of one three-story leasing office/clubhouse/fitness center/business center, 35 two and three-story residential buildings, one single-story maintenance shop and one single-story maintenance garage building, all on approximately 117 acres. The apartments at the Steiner Ranch property consist of a mix of one, two, three, and four-bedroom units averaging 1,499 square feet per unit. Average in-place monthly rent at the Steiner Ranch property was approximately $1,360 as of August 5, 2013. Unit amenities at the Steiner Ranch property include attached one and two car garages with remote entry, cultured marble vanities and high speed internet access. In addition, select units have a large marble jacuzzi spa in the master bath, crown molding, marble bathroom floors, kitchen island and breakfast nook, stainless steel appliances, balconies and patios, individual first floor covered entrances and built-in media centers. Property amenities at the Steiner Ranch property include on staff concierge, state of the art fitness facility, clubhouse, business center and conference facility, day spa, indoor and outdoor swimming pools, tanning room, media room, coffee and espresso bar, valet waste removal, valet dry cleaning and laundry services, nature trails and jogging paths, complimentary DVD and video rentals, billiards room and pet friendly facilities. Occupancy at the Steiner Ranch property was 93% as of August 5, 2013. We have engaged Steadfast Management to serve as the property manager for the Steiner Ranch property.
We intend to complete a capital enhancement project that will address both interior and exterior improvements on the Steiner Ranch property at an approximate cost of $4,000,000, including interior renovations that will include new quartz countertops, faux wood vinyl plank flooring, new appliances, updated paint schemes and brushed nickel fixtures.

The Re-Election of Our Seven Directors
at Our Annual Meeting of Stockholders
On August 7, 2013, we held the annual meeting of our stockholders, or the annual meeting. At the annual meeting, our seven serving directors, Rodney F. Emery, Scot B. Barker, Larry H. Dale, James A. Shepherdson, Ella Shaw Neyland, Ned Brines and Kerry D. Vandell were re-elected to the board of directors until the next annual meeting of our stockholders and until their successors are elected and qualified. Pursuant to our independent directors' compensation plan, each of our four independent directors received 2,500 shares of restricted common stock upon re-election. The shares of restricted common stock vest in four equal annual installments beginning on the date of grant and ending on the third anniversary of the date of grant; provided, however, that the restricted stock will become fully vested on the earlier to occur of (1) the termination of the independent director's service as a director due to his or her death or disability, or (2) a change in control.
For biographical information on Messrs. Emery, Barker, Dale, Shepherdson, Brines, Vandell and Ms. Neyland, see “Management - Directors and Executive Officers” in our prospectus.
Operating Results for the Period Ended June 30, 2013
On August 12, 2013, we issued a press release announcing our operating results for the period ended June 30, 2013. A copy of the press release is attached to this supplement as Exhibit A.

Exhibit A

18100 Von Karman Avenue Suite 500 Irvine, CA 92612 949.852.0700
NEWS RELEASE

Contact:	Jennifer Schmidt

Phone:	949.333.1721

Email:	jschmidt@steadfastcmg.com
STEADFAST INCOME REIT, INC. ANNOUNCES
RESULTS FOR THE PERIOD ENDED JUNE 30, 2013
Irvine, Calif., August 12, 2013 — Steadfast Income REIT, Inc. (the “Company”) announced today its operating results for the period ended June 30, 2013.
For the three and six months ended June 30, 2013, revenues totaled $22.4 million and $41.0 million while net loss for the same periods was $7.7 million and $16.3 million. Total assets of the Company grew from $582.6 million at December 31, 2012 to $832.7 million at June 30, 2013.
Highlights:
The Company:

•
Increased modified funds from operations (“MFFO”), as defined by the Investment Program Association, to $4.6 million and $8.9 million for the three and six months ended June 30, 2013 from MFFO of $1.1 million and $1.7 million for the three and six months ended June 30, 2012. (See the reconciliation of net loss to MFFO and accompanying notes contained within this release for additional information on how the Company calculates MFFO.)

•
Increased net operating income (“NOI”) to $12.3 million and $23.0 million for the three and six months ended June 30, 2013 from $3.4 million and $5.6 million for the three and six months ended June 30, 2012. (See the reconciliation of net loss to NOI and accompanying notes contained within this release for additional information on how the Company calculates NOI.)

•	Acquired five multifamily properties with a total of 1,116 apartment homes for an aggregate purchase price of $108.6 million during the three months ended June 30, 2013.

•
Increased its multifamily property portfolio as of June 30, 2013 to 39 properties with 8,771 apartment homes and an aggregate purchase price of $788.0 million. As of June 30, 2013, the Company had $438.6 million of fixed rate debt, including debt premiums totaling $4.8 million, with a weighted average interest rate of 4.17% and $120.4 million of variable rate debt with a weighted average interest rate of 2.72%.

•	Raised $80.1 million in net proceeds from the sale of 8.9 million shares of common stock in its public offering during the three months ended June 30, 2013.

Recent Property Acquisition:
As previously announced, since June 30, 2013, the Company acquired four additional multifamily properties for an aggregate purchase price of $124.0 million resulting in a total of 43 owned properties with 10,014 apartment homes with an aggregate purchase price of $912.0 million. The Company also has an active pipeline of potential property acquisitions. The acquisition of any of these properties is subject to substantial conditions to close and there is no guaranty that the Company will be successful in acquiring any of these properties.

“When we started this company, our investment strategy was very unique”, said Ella Neyland, President of Steadfast. “The Company targeted the central corridor of the United States as the focus of our acquisition strategy. Today, increasingly, we believe that investment strategy has proven to be based on sound reasoning. People are moving to the central part of the country to find jobs and to find a good quality of life at a reasonable cost.”
Conference Call
The Company will host a conference call on Tuesday, August 13, 2013 at 4:00 P.M. Eastern Time to discuss its operating results for the period ended June 30, 2013.
Live Conference Call Details
Domestic toll-free dial-in number: (888) 317-6016
Canada toll-free dial-in number: (855) 669-9657
International dial-in Number: (412) 317-6016
Details for the Replay of the Conference Call
Domestic toll-free dial-in number: (877) 344-7529
International Dial-In Number: (412) 317-0088
Conference ID for Replay: 10024654
Dates Available: August 13, 2013 at 6:00 PM ET to September 3, 2013 at 9:00 AM ET
An audio replay of the call will be accessible through the Investor Information page of the Company's web site at www.steadfastreits.com.

About Steadfast Income REIT
     Steadfast Income REIT is a real estate investment trust that was formed to acquire and operate a diverse portfolio of real estate investments focused primarily on the multifamily sector, including stable, income-producing and value-added properties.
     Steadfast Income REIT is sponsored by Steadfast REIT Investments, LLC, an affiliate of Steadfast Companies, an Orange County, California-based group of affiliated real estate investment and operating companies that acquire, develop and manage real estate in the U.S. and Mexico.
###
This release contains certain forward-looking statements. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks", "estimates", "may" and "should" and their variations identify forward-looking statements. Because such statements include risks, uncertainties and contingencies, actual results may differ materially from those expressed or implied by such forward-looking statements and you should not place undue reliance on any such statements. A number of important factors could cause actual results to differ materially from the forward-looking statements contained in this release. Such factors include those described in the Risk Factors section of the the Company's public filings with the Securities and Exchange Commission. Forward-looking statements in this document speak only as of the date on which such statements were made, and the company undertakes no obligation to update any such statements that may become untrue because of subsequent events. Such forward-looking statements are subject to the safe harbor protection for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.
THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES.

FINANCIAL TABLES, NOTES AND EXHIBITS FOLLOW

STEADFAST INCOME REIT, INC.
CONSOLIDATED BALANCE SHEETS

	June 30, 2013	December 31, 2012
	(Unaudited)
ASSETS
Assets:
Real Estate:
Land	$72,082,837	$52,128,526
Building and improvements	708,891,816	512,420,903
Tenant origination and absorption costs	17,688,993	13,496,020
Other intangible assets	1,257,357	—
Total real estate, cost	799,921,003	578,045,449
Less accumulated depreciation and amortization	(36,569,438)	(18,073,362)
Total real estate, net	763,351,565	559,972,087
Cash and cash equivalents	45,147,522	9,528,664
Restricted cash	10,981,805	5,467,219
Rents and other receivables	2,453,872	1,414,875
Deferred financing costs and other assets, net	10,738,043	6,203,711
Total assets	$832,672,807	$582,586,556
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Accounts payable and accrued liabilities	$14,093,425	$8,536,953
Below-market leases, net	24,033	301,349
Notes payable:
Mortgage notes payable, net	558,971,870	408,802,388
Revolving credit facility	—	5,000,000
Total notes payable, net	558,971,870	413,802,388
Distributions payable	2,072,152	1,343,399
Due to affiliates, net	4,676,877	3,471,796
Total liabilities	579,838,357	427,455,885
Commitments and contingencies
Redeemable common stock	6,349,417	3,049,521
Stockholders’ Equity:
Preferred stock, $0.01 par value per share; 100,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock $0.01 par value per share; 999,999,000 shares authorized, 36,929,950 and 22,908,859 shares issued and outstanding at June 30, 2013 and December 31, 2012, respectively	369,298	229,086
Convertible stock, $0.01 par value per share; 1,000 shares issued and outstanding as of June 30, 2013 and December 31, 2012, respectively	10	10
Additional paid-in capital	311,914,028	191,130,977
Cumulative distributions and net losses	(65,798,303)	(39,278,923)
Total stockholders’ equity	246,485,033	152,081,150
Total liabilities and stockholders’ equity	$832,672,807	$582,586,556

STEADFAST INCOME REIT, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Revenues:
Rental income	$19,979,998	$5,448,943	$36,779,427	$9,049,745
Tenant reimbursements and other	2,390,455	505,692	4,181,782	797,710
Total revenues	22,370,453	5,954,635	40,961,209	9,847,455
Expenses:
Operating, maintenance and management	5,944,288	1,707,282	10,472,201	2,817,754
Real estate taxes and insurance	3,300,748	700,525	5,914,486	1,133,107
Fees to affiliates	4,550,796	2,484,829	8,736,922	4,138,263
Depreciation and amortization	9,772,519	3,390,309	18,496,076	5,324,333
Interest expense	4,552,197	1,328,909	8,854,210	2,086,991
General and administrative expenses	994,118	660,057	1,704,940	1,364,393
Acquisition costs	1,001,902	582,240	3,120,390	1,155,721
	30,116,568	10,854,151	57,299,225	18,020,562
Net loss	(7,746,115)	(4,899,516)	(16,338,016)	(8,173,107)
Net loss per common share — basic and diluted	$(0.24)	$(0.57)	$(0.57)	$(1.13)
Weighted average number of common shares outstanding — basic and diluted	32,136,950	8,629,043	28,727,291	7,219,033

Steadfast Income REIT, Inc.
Non-GAAP Measures - FFO and MFFO Reconciliation
For the Three and Six Months Ended June 30, 2013 and 2012
Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts (NAREIT), an industry trade group, has promulgated a measure known as funds from operations (FFO), which the Company believes to be an appropriate supplemental measure to reflect the operating performance of a real estate investment trust (REIT). The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to the Company's net income or loss as determined under GAAP.
The Company defines FFO, a non-GAAP financial measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004 (the "White Paper"). The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property and non-cash impairment charges of real estate related investments, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. In particular, the Company believes it is appropriate to disregard impairment charges, as this is a fair value adjustment that is largely based on market fluctuations and assessments regarding general market conditions which can change over time. An asset will only be evaluated for impairment if certain impairment indications exist and if the carrying, or book value, exceeds the total estimated undiscounted future cash flows (including net rental and lease revenues, net proceeds on the sale of the property, and any other ancillary cash flows at a property or group level under GAAP) from such asset. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of FFO as described above, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and the relatively limited term of the Company's operations, it could be difficult to recover any impairment charges. The Company's FFO calculation complies with NAREIT’s policy described above.
The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or as requested or required by lessees for operational purposes in order to maintain the value disclosed. The Company believes that since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, the Company believes that the use of FFO, which excludes the impact of real estate related depreciation and amortization, provides a more complete understanding of its performance to investors and to management, and when compared year over year, reflects the impact on its operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income. However, FFO, and modified funds from operations (MFFO) as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or in its applicability in evaluating the Company's operating performance. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO.
Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) that were put into effect in 2009 and other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT’s definition of FFO have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses for all industries as items that are expensed under GAAP, that are typically accounted for as operating expenses. The Company's management believes these fees and expenses do not affect the Company's overall long-term operating performance. Publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start-up entities may also experience significant acquisition activity during their initial years, the Company believes that public, non-listed REITs, are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after acquisition activity ceases. The Company's board of directors will determine to pursue a liquidity event when it believes that the then-current market conditions are favorable. However, the board of directors does not anticipate evaluating a liquidity event (i.e., a listing of the Company's common stock on a national exchange, a merger or sale of the Company or another similar transaction) until 2015. Thus, as a limited life REIT the Company will not continuously purchase assets and will have a limited life.
Due to the above factors and other unique features of publicly registered, non-listed REITs, the Investment Program Association (IPA), an industry trade group, has standardized a measure known as MFFO, which the IPA has recommended as a supplemental measure for publicly registered non-listed REITs and which the Company believes to be another appropriate supplemental measure to reflect the operating performance of a public, non-listed REIT having the characteristics described above. MFFO is not equivalent to net income or loss as determined under GAAP, and MFFO may not be a useful measure of the impact of long-term operating performance on value if the Company does not continue to operate with a limited life and targeted exit strategy, as currently intended. The Company believes that, because MFFO excludes costs that it considers more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect its operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of its operating performance after the period in which it is acquiring properties and once its portfolio is in place. By providing MFFO, the Company believes it is presenting useful information that assists investors and analysts to better assess the sustainability of its operating performance after its offering has been completed and its properties have been acquired. The Company also believes that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry. Further, the Company believes MFFO is useful in comparing the sustainability of its operating performance after its offering and acquisitions are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities. Investors are cautioned that MFFO should only be used to assess the sustainability of the Company's operating performance after its offering has been completed and properties have been acquired, as it excludes acquisition costs that have a negative effect on the Company's operating performance during the periods in which properties are acquired.
The Company defines MFFO, a non-GAAP financial measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations

(the Practice Guideline), issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities (which are adjusted in order to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments); accretion of discounts and amortization of premiums on debt investments; mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, nonrecurring unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized. While the Company relies on its external advisor for managing interest rate, hedge and foreign exchange risk, the Company does not retain an outside consultant to review all of its hedging agreements. Inasmuch as interest rate hedges are not a fundamental part of the Company's operations, the Company believes it is appropriate to exclude such non-recurring gains and losses in calculating MFFO, as such gains and losses are not reflective of on-going operations.
The Company's MFFO calculation complies with the IPA’s Practice Guideline described above. In calculating MFFO, the Company excludes acquisition related expenses, amortization of above and below market leases, fair value adjustments of derivative financial instruments, deferred rent receivables and the adjustments of such items related to noncontrolling interests. Under GAAP, acquisition fees and expenses are characterized as operating expenses in determining operating net income. These expenses are paid in cash by the Company. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by the Company, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to such property. In the event that proceeds from the Company's initial public offering are not available to fund its reimbursement of acquisition fees and expenses incurred by its advisor, such fees and expenses will need to be reimbursed to the advisor from other sources, including debt, operational earnings or cash flow, net proceeds from the sale of properties, or from ancillary cash flows. The acquisition of properties, and the corresponding acquisition fees and expenses, is the key operational feature of the Company's business plan to generate operational income and cash flow to fund distributions to stockholders. Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income in determining cash flow from operating activities. In addition, the Company views fair value adjustments of derivatives and gains and losses from dispositions of assets as non-recurring items or items which are unrealized and may not ultimately be realized, and which are not reflective of on-going operations and are therefore typically adjusted for when assessing operating performance.
The Company's management uses MFFO and the adjustments used to calculate MFFO in order to evaluate the Company's performance against other public, non-listed REITs which have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if the Company does not continue to operate in this manner. The Company believes that its use of MFFO and the adjustments used to calculate MFFO allow the

Company to present its performance in a manner that reflects certain characteristics that are unique to public, non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence that the use of such measures is useful to investors. By excluding expensed acquisition costs, the use of MFFO provides information consistent with the Company's management’s analysis of the operating performance of the properties. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to the Company's current operating performance. By excluding such changes that may reflect anticipated and unrealized gains or losses, the Company believes MFFO provides useful supplemental information.
Presentation of this information is intended to provide useful information to investors as they compare the operating performance to that of other public, non-listed REITs, although it should be noted that not all public, non-listed REITs calculate FFO and MFFO the same way, so comparisons with other public, non-listed REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of the Company's performance, as an alternative to cash flows from operations as an indication of the Company's liquidity, or indicative of funds available to fund the Company's cash needs, including the Company's ability to make distributions to stockholders. FFO and MFFO should be reviewed in conjunction with GAAP measurements as an indication of the Company's performance. MFFO has limitations as a performance measure in an offering such as the Company's where the price of a share of common stock is a stated value and there is no regular net asset value determinations during the offering stage and for a period thereafter. MFFO is useful in assisting the Company's management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. MFFO is not a useful measure in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining MFFO.
Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments that the Company uses to calculate FFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and in response to such standardization the Company may have to adjust its calculation and characterization of FFO or MFFO accordingly.
The Company's calculation of FFO and MFFO is presented in the following table for the three and six months ended June 30, 2013 and 2012:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
Reconciliation of net loss to MFFO:	2013	2012	2013	2012
Net loss	$(7,746,115)	$(4,899,516)	$(16,338,016)	$(8,173,107)
Depreciation of real estate assets	6,474,682	1,545,481	11,867,644	2,476,743
Amortization of lease-related costs	3,297,837	1,844,828	6,628,432	2,847,590
FFO	2,026,404	(1,509,207)	2,158,060	(2,848,774)
Acquisition fees and expenses(1)(2)	3,203,513	2,519,803	7,544,319	4,405,661
Unrealized loss on derivative instruments	(438,472)	105,333	(373,855)	105,333
Accretion of below-market leases	(167,992)	—	(426,318)	—
MFFO	$4,623,453	$1,115,929	$8,902,206	$1,662,220
________________

(1)
By excluding expensed acquisition costs, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management's analysis of the investing and operating performance of the Company's properties. Acquisition fees and expenses include payments to the Company's advisor or third parties. Acquisition fees and expenses under GAAP are considered operating expenses and as expenses included in the determination of net income and income from continuing operations, both of which are performance measures under GAAP. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by the Company, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to the property. In the event that proceeds from the Company's initial public offering are not available to fund the Company's reimbursement of acquisition fees and expenses incurred by the Company's advisor, such fees and expenses will need to be reimbursed to the advisor from other sources, including debt, operational earnings or cash flow, net proceeds from the sale of properties, or from ancillary cash flows. The acquisition of properties, and the corresponding acquisition fees and expenses, is the key operational feature of the Company's business plan to generate operational income and cash flow to fund distributions to its stockholders.

(2)
Acquisition fees and expenses for the three and six months ended June 30, 2013 includes acquisition fees of $2,201,611 and $4,423,929 and acquisition fees of $1,937,563 and $3,249,940 for the three and six months ended June 30, 2012, respectively, that are recorded in fees to affiliates in the accompanying statements of operations.

Steadfast Income REIT, Inc.
Non-GAAP Measures - Net Operating Income
For the Three and Six Months Ended June 30, 2013 and 2012
Net Operating Income (NOI) is a non-GAAP financial measure of performance. NOI is used by investors and the Company's management to evaluate and compare the performance of the Company's properties and to determine trends in earnings and to compute the fair value of the Company's properties as it is not affected by (1) the cost of funds of the Company, (2) acquisition costs of the Company, (3) non-operating fees paid to affiliates, (4) the impact of depreciation and amortization expenses as well as gains or losses from the sale of operating real estate assets that are included in net income computed in accordance with GAAP, or (5) general and administrative expenses and other gains and losses that are specific to the Company. The cost of funds is eliminated from net income because it is specific to the particular financing capabilities and constraints of the Company. The cost of funds is also eliminated because it is dependent on historical interest rates and other costs of capital as well as past decisions made by the Company regarding the appropriate mix of capital which may have changed or may change in the future. Acquisition costs and non-operating fees to affiliates are eliminated because they do not reflect continuing operating costs of the Company. Depreciation and amortization expenses as well as gains or losses from the sale of operating real estate assets are eliminated because they may not accurately represent the actual change in value in the Company's multifamily properties that result from use of the properties or changes in market conditions. While certain aspects of real property do decline in value over time in a manner that is reasonably captured by depreciation and amortization, the value of the properties as a whole have historically increased or decreased as a result of changes in overall economic conditions instead of from actual use of the property or the passage of time. Gains and losses from the sale of real property vary from property to property and are affected by market conditions at the time of sale which will usually change from period to period. These gains and losses can create distortions when comparing one period to another or when comparing the Company's operating results to the operating results of other real estate companies that have not made similarly timed purchases or sales. The Company believes that eliminating these costs from net (loss) income is useful because the resulting measure captures the actual revenue generated and actual expenses incurred in operating its properties as well as trends in occupancy rates, rental rates and operating costs.
However, the usefulness of NOI is limited because it excludes general and administrative costs, interest expense, interest income and other expense, acquisition costs, certain fees paid to affiliates, depreciation and amortization expense and gains or losses from the sale of properties, and other gains and losses as stipulated by GAAP, the level of capital expenditures and leasing costs necessary to maintain the operating performance of the Company's properties, all of which are significant economic costs. NOI may fail to capture significant trends in these components of net income which further limits its usefulness.

NOI is a measure of the operating performance of the Company's properties but does not measure the Company's performance as a whole. NOI is therefore not a substitute for net (loss) income as computed in accordance with GAAP. This measure should be analyzed in conjunction with net (loss) income computed in accordance with GAAP. Other companies may use different methods for calculating NOI or similarly entitled measures and, accordingly, the Company's NOI may not be comparable to similarly entitled measures reported by other companies that do not define the measure exactly as the Company does.
The following is a reconciliation of the Company's NOI to net loss for the three and six months ended June 30, 2013 and 2012:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2013	2012	2013	2012
Net loss	$(7,746,115)	$(4,899,516)	$(16,338,016)	$(8,173,107)
Fees to affiliates(1)	3,699,881	2,291,998	7,178,795	3,819,395
Depreciation and amortization	9,772,519	3,390,309	18,496,076	5,324,333
Interest expense	4,552,197	1,328,909	8,854,210	2,086,991
General and administrative expenses	994,118	660,057	1,704,940	1,364,393
Acquisition costs	1,001,902	582,240	3,120,390	1,155,721
Net operating income	$12,274,502	$3,353,997	$23,016,395	$5,577,726
________________

(1)
Fees to affiliates for the three and six months ended June 30, 2013 excludes property management fees of $671,007 and $1,219,860 and other fees of $179,908 and $338,267, respectively, that are included in NOI. Fees to affiliates for the three and six months ended June 30, 2012 excludes property management fees of $192,831 and $318,868 that are included in NOI.

EXHIBIT A

Monthly Portfolio Snapshot	|	June 2013

Property		Location	Total Units	Non-Revenue Units	Rentable Units	Average Occupied Units	Average % Occupied	% Leased
Multi-Family
Lincoln Tower Apartments		Springfield, IL	190	2	188	179	94.2%	97.8%
Park Place Condominiums		Des Moines, IA	150	—	150	147	98.0%	99.3%
Arbor Pointe Apartments		Louisville, KY	130	—	130	129	99.2%	99.6%
Clarion Park Apartments		Olathe, KS	220	1	219	217	98.6%	99.9%
Cooper Creek Village		Louisville, KY	123	—	123	111	90.2%	93.3%
Truman Farm Villas		Grandview, MO	200	1	199	195	97.5%	99.9%
Prairie Walk Apartments		Kansas City, MO	128	1	127	124	96.9%	99.8%
EBT Lofts		Kansas City, MO	102	—	102	99	97.1%	100.0%
Windsor on the River		Cedar Rapids, IA	424	1	423	411	96.9%	98.8%
Renaissance St. Andrews		Louisville, KY	216	2	214	191	88.4%	92.9%
Spring Creek of Edmond		Edmond, OK	252	2	250	237	94.0%	98.1%
Montclair Parc Apartments		Oklahoma City, OK	360	2	358	352	97.8%	100.0%
Sonoma Grande Apartments		Tulsa, OK	336	1	335	304	90.5%	95.2%
Estancia Apartments		Tulsa, OK	294	1	293	272	92.5%	95.1%
Montelena Apartmetns		Round Rock, TX	232	1	231	227	97.8%	99.9%
Valley Farms Apartments		Louisville, KY	160	1	159	151	94.4%	97.0%
Hilliard Park Apartments		Columbus, OH	201	3	198	171	85.1%	89.4%
Sycamore Terrace Apartments		Terre Haute, IN	178	—	178	172	96.6%	100.0%
Hilliard Summit Apartments		Columbus, OH	208	4	204	195	93.8%	99.3%
Springmarc Apartments		San Marcos, TX	240	1	239	227	94.6%	99.5%
Renaissance at St. Andrews Condominiums		Louisville, KY	29	—	29	29	100.0%	100.0%
Ashley Oaks Apartments		San Antonio, TX	462	2	460	417	90.3%	91.5%
Arrowhead Apartments		Palatine, IL	200	1	199	196	98.0%	99.3%
The Moorings Apartments		Roselle, IL	216	1	215	204	94.4%	96.4%
Forty 57 Apartments		Lexington, KY	436	1	435	425	97.5%	99.3%
Keystone Farms Apartments		Nashville, TN	90	—	90	89	98.9%	99.7%
Riverford Crossing Apartments		Frankfort, KY	300	1	299	274	91.3%	92.9%
South Pointe at Valley Farms		Louisville, KY	32	—	32	31	96.9%	96.9%
Montecito Apartments		Austin, TX	268	1	267	252	94.0%	98.3%
Hilliard Grand Apartments		Dublin, OH	314	3	311	299	95.2%	98.3%
The Hills at Fair Oaks		Fair Oaks Ranch, TX	288	2	286	266	92.4%	96.9%
Library Lofts		Kansas City, MO	118	—	118	115	97.5%	100.0%
Trails at Buda Ranch		Buda, TX	264	2	262	241	91.3%	97.4%
Deep Deuce at Bricktown		Oklahoma City, OK	294	—	294	264	89.8%	94.0%
Deer Valley Apartments		Lake Bluff, IL	224	2	222	219	97.8%	99.9%
Grayson Ridge		North Richland Hills, TX	240	1	239	229	95.4%	97.5%
Rosemont at Olmos Park		San Antonio, TX	144	—	144	120	83.3%	89.4%
Retreat at Quail North		Oklahoma City, OK	240	1	239	232	96.7%	98.9%
The Lodge at Trails Edge		Indianapolis, IN	268	2	266	258	96.3%	99.1%
Total			8,771	44	8,727	8,271	94.3%	97.4%

Monthly Portfolio Snapshot	|	June 2013 (continued)

Property		Location	Total Square Footage	Occupied Square Footage	% Occupied
Commercial
Lincoln Tower Commercial		Springfield, IL	8,995	8,609	95.7%
Library Lofts Commercial		Kansas City, MO	16,680	16,680	100.0%
			25,675	25,289	98.5%

Monthly Portfolio Snapshot	|	May 2013

Property		Location	Total Units	Non-Revenue Units	Rentable Units	Average Occupied Units	Average % Occupied	% Leased
Multi-Family
Lincoln Tower Apartments		Springfield, IL	190	2	188	181	95.3%	99.3%
Park Place Condominiums		Des Moines, IA	150	—	150	139	92.7%	99.9%
Arbor Pointe Apartments		Louisville, KY	130	—	130	128	98.5%	99.2%
Clarion Park Apartments		Olathe, KS	220	1	219	213	96.8%	99.9%
Cooper Creek Village		Louisville, KY	123	—	123	117	95.1%	96.4%
Truman Farm Villas		Grandview, MO	200	1	199	194	97.0%	99.7%
Prairie Walk Apartments		Kansas City, MO	128	1	127	122	95.3%	99.4%
EBT Lofts		Kansas City, MO	102	—	102	99	97.1%	100.0%
Windsor on the River		Cedar Rapids, IA	424	1	423	399	94.1%	98.7%
Renaissance St. Andrews		Louisville, KY	216	2	214	196	90.7%	93.4%
Spring Creek of Edmond		Edmond, OK	252	2	250	240	95.2%	98.0%
Montclair Parc Apartments		Oklahoma City, OK	360	2	358	346	96.1%	99.6%
Sonoma Grande Apartments		Tulsa, OK	336	1	335	314	93.5%	97.5%
Estancia Apartments		Tulsa, OK	294	1	293	284	96.6%	98.5%
Montelena Apartments		Round Rock, TX	232	1	231	225	97.0%	99.3%
Valley Farms Apartments		Louisville, KY	160	1	159	153	95.6%	97.6%
Hilliard Park Apartments		Columbus, OH	201	3	198	180	89.6%	92.5%
Sycamore Terrace Apartments		Terre Haute, IN	178	—	178	172	96.6%	99.9%
Hilliard Summit Apartments		Columbus, OH	208	4	204	186	89.4%	97.8%
Renaissance at St. Andrews Condominiums		Louisville, KY	29	—	29	28	96.6%	97.2%
Springmarc Apartments		San Marcos, TX	240	1	239	228	95.0%	98.3%
Ashley Oaks Apartments		San Antonio, TX	462	2	460	417	90.3%	92.2%
Arrowhead Apartments		Palatine, IL	200	1	199	194	97.0%	98.8%
The Moorings Apartments		Roselle, IL	216	1	215	203	94.0%	95.6%
Forty 57 Apartments		Lexington, KY	436	1	435	410	94.0%	97.1%
Keystone Farms Apartments		Nashville, TN	90	—	90	90	100.0%	100.0%
Riverford Crossing Apartments		Frankfort, KY	300	1	299	278	92.7%	94.1%
Southpointe at Valley Farms		Louisville, KY	32	—	32	29	90.6%	93.8%
Hilliard Grand Apartments		Dublin, OH	314	3	311	298	94.9%	98.9%
Montecito Apartments		Austin, TX	268	1	267	259	96.6%	99.3%
The Hills at Fair Oaks		Fair Oaks Ranch, TX	287	2	285	256	89.2%	93.2%
Library Lofts		Kansas City, MO	118	—	118	113	95.8%	99.5%
Deep Deuce at Bricktown		Oklahoma City, OK	294	—	294	283	96.3%	98.4%
Trails at Buda Ranch		Buda, TX	264	2	262	246	93.2%	96.1%
Deer Valley Apartments		Lake Bluff, IL	224	2	222	216	96.4%	99.3%
Grayson Ridge		North Richland Hills, TX	240	1	239	45	18.8%	19.3%
Rosemont at Olmos Park		San Antonio, TX	144	—	144	26	18.1%	18.2%
Total			8,262	41	8,221	7,507	90.9%	93.4%

Monthly Portfolio Snapshot	|	May 2013 (continued)

Property		Location	Total Square Footage	Occupied Square Footage	% Occupied
Commercial
Lincoln Tower Commercial		Springfield, IL	8,995	8,609	95.7%
Library Lofts Commercial		Kansas City, MO	16,680	16,680	100.0%
			25,675	25,289	98.5%

Monthly Portfolio Snapshot	|	April 2013

Property		Location	Total Units	Non-Revenue Units	Rentable Units	Average Occupied Units	Average % Occupied	% Leased
Multi-Family
Arbor Pointe Apartments		Louisville, KY	130	—	130	128	98.5%	99.0%
Arrowhead Apartments		Palatine, IL	200	1	199	194	97.0%	98.8%
Ashley Oaks Apartments		San Antonio, TX	462	2	460	416	90.0%	91.9%
Clarion Park Apartments		Olathe, KS	220	1	219	213	96.8%	100.0%
Cooper Creek Village		Louisville, KY	123	—	123	117	95.1%	96.7%
Deep Deuce at Bricktown		Oklahoma City, OK	294	2	292	285	96.9%	99.0%
Deer Valley Apartments		Lake Bluff, IL	224	2	222	217	96.9%	99.4%
EBT Lofts		Kansas City, MO	102	—	102	100	98.0%	100.0%
Estancia Apartments		Tulsa, OK	294	1	293	285	96.9%	99.2%
Forty 57 Apartments		Lexington, KY	436	1	435	409	93.8%	96.3%
The Hills at Fair Oaks		Columbus, OH	288	2	286	262	91.0%	92.6%
Hilliard Grand Apartments		Dublin, OH	314	3	311	298	94.9%	98.8%
Hilliard Park Apartments		Columbus, OH	201	3	198	181	90.0%	93.4%
Hilliard Summit Apartments		Columbus, OH	208	4	204	186	89.4%	97.1%
Keystone Farms Apartments		Nashville, TN	90	—	90	90	100.0%	99.7%
Library Lofts		Kansas City, MO	118	—	118	114	96.6%	99.6%
Lincoln Tower Apartments		Springfield, IL	190	2	188	183	96.3%	99.3%
Montelena Apartments		Round Rock, TX	232	1	231	227	97.8%	99.1%
Montecito Apartments		Springfield, IL	268	1	267	262	97.8%	98.9%
The Moorings Apartments		Roselle, IL	216	1	215	203	94.0%	95.6%
Montclair Parc Apartments		Springfield, IL	360	2	358	347	96.4%	99.2%
Park Place Condominiums		Des Moines, IA	150	—	150	139	92.7%	99.8%
Prairie Walk Apartments		Kansas City, MO	128	1	127	123	96.1%	99.8%
Renaissance at St. Andrews Condominiums		Louisville, KY	29	—	29	27	93.1%	97.4%
Renaissance St. Andrews		Louisville, KY	216	2	214	199	92.1%	94.3%
Riverford Crossing		Frankfort, KY	300	2	298	278	92.7%	94.8%
Sonoma Grande Apartments		Tulsa, OK	336	1	335	317	94.3%	98.3%
Southpointe at Valley Farms		Louisville, KY	32	—	32	30	93.8%	95.3%
Spring Creek of Edmond		Edmond, OK	252	2	250	242	96.0%	98.3%
Springmarc Apartments		San Marcos, TX	240	1	239	231	96.3%	98.0%
Sycamore Terrace Apartments		Terre Haute, IN	178	—	178	174	97.8%	100.0%
Trails at Buda Ranch		Buda, TX	264	1	263	247	93.6%	95.8%
Truman Farm Villas		Grandview, MO	200	1	199	195	97.5%	99.8%
Valley Farms Apartments		Louisville, KY	160	1	159	153	95.6%	98.3%
Windsor on the River		Cedar Rapids, IA	424	1	423	400	94.3%	98.7%
Total			7,879	42	7,837	7,472	94.8%	97.8%

			Total Square Footage	Occupied Square Footage	% Occupied
Commercial
Lincoln Tower Commercial		Springfield, IL	8,995	8,609	95.7%
Library Lofts Commercial		Kansas City, MO	16,680	16,680	100.0%
			25,675	25,289	98.5%

DEFINITIONS OF PORTFOLIO PERFORMANCE METRICS

Total Units:	Number of units per property at the end of the reporting period.

Non-Revenue Units:	Number of model units or other non-revenue administrative units.

Rentable Units:	Total Units less Non-Revenue Units at the end of the reporting period.

Average Occupied Units:	Number of units occupied based on a weekly average during the reporting period.

Average Percent Occupied:	Percent of units occupied (Average Occupied Units divided by Total Units).

Percent Leased:	Percent of Total Units leased at the end of the reporting period (number of leased units divided by Total Units).

Total Square Footage:	Total square footage of commercial property at the end of the reporting period.

Occupied Square Footage:	Total square footage of commercial property occupied at the end of the reporting period.

Percent Occupied:	Percent of square footage occupied (Occupied Square Footage divided by Total Square Footage).